SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10th February 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

10 February 2003

Six Continents Retail to change name to Mitchells & Butlers

Six Continents Retail, the UK’s leading operator of managed pubs, bars and restaurants, today announces that it will change its name to Mitchells & Butlers. The new name will become effective from the separation of the hotel and retail businesses of Six Continents PLC planned for April 2003, which was announced on 1 October 2002.

Mitchells & Butlers was founded in 1898 from the merger of two Midlands family businesses, both owning breweries and pub estates. The company expanded its pub estate by a series of acquisitions and mergers. The most notable was the merger in 1961 to form Bass, Mitchells & Butlers Limited, one of the most powerful companies in the industry.

Bass, Mitchells & Butlers remained the principal trading name when the company’s name was later shortened to Bass PLC. As Bass PLC built one of the world’s largest hotel businesses in the 1990’s and then sold its brewing business in 2000, the company was re-named Six Continents PLC. The separation of the hotel and retail businesses has led to the re-birth of Mitchells & Butlers as a new independent force in pubs, bars and restaurants.

Chief Executive, Tim Clarke said:

“Mitchells & Butlers led the way through much of the 20th century in creating pubs with innovative levels of amenity and service and wide social appeal. A pioneer in the development of managed pub retailing, the name Mitchells & Butlers emphasises both the company's heritage and its future strategy. It is the ideal choice for the owner of many of the most famous pubs in the country with a strong portfolio of retail brands."

For further information, please contact:
Media: Bob Cartwright, Communications Director on +44 121 420 6112
For Investor Relations: Alastair Scott on +44 20 7355 6532 and Kate Holligon on +44 20 7409 8146

Notes to Editors:

Mitchells & Butlers is the UK’s leading operator of managed pubs, bars and restaurants with sales of approximately £1.5 billion and EBITDA of £375 million (Six Continents Retail’s sales and EBITDA for the Financial Year 2002), with a high quality estate of over 2,100 pubs, bars and restaurants which are predominantly large freehold sites in residential areas, which generate Average Weekly Takes (AWT) of approximately three times the industry average.

It has developed the best brand portfolio in the pub industry by creating its own high quality and distinctive brands including Vintage Inns, Toby Carvery, All Bar One, O’Neill’s and Ember Inns and through acquiring and developing selected brands (Harvester, Browns and, in Germany, the Alex chain of brasseries).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	10th February 2003